UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Dated:  September 12, 2013

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F                               Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: September 12, 2013	By:	/s/ Karen L. Dunfee
Name: Karen L. Dunfee
Title: Corporate Secretary

For Immediate Release                                                                                     Date: September 12, 2013
13-27-TR

Teck Named to Dow Jones Sustainability World Index

Vancouver, B.C. – Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) (“Teck”) has been named to the 2013 Dow Jones Sustainability World Index (DJSI) for the fourth straight year, indicating that Teck’s sustainability practices rank in the top 10 per cent of the world’s 2,500 largest public companies.

“We’re pleased to be appointed to the DJSI for the fourth straight year,” said Don Lindsay, President and CEO, “This achievement reflects the work of employees across our company who are committed to continually improving our sustainability performance.”

Teck’s DJSI ranking again placed it amongst the leaders in the mining category as Teck continued to advance its sustainability strategy by taking measurable steps towards achieving its goals in six focus areas: Community, Our People, Water, Biodiversity, Energy, and Materials Stewardship.

Teck first achieved a DJSI North America ranking in 2009, which reflected a position in the top 20 per cent in the mining industry in North America, and was first named to the Dow Jones Sustainability World Index in 2010.

Dow Jones contracts RobecoSAM, an investment specialist focused on sustainability investing, to compile the DJSI. The DJSI tracks the performance of global sustainability leaders, through an annual assessment of the world’s 2,500 largest public companies. Among other factors, it measures management practices surrounding economic, environmental and social criteria. For more information on the DJSI, go to http://www.sustainability-indexes.com/

Earlier this year Teck was named one of the Global 100 Most Sustainable Corporations for 2013 by Corporate Knights. Teck was the top ranked Canadian company and the top mining company worldwide on the Global 100 list. In addition, Teck was recognized as one of the Top 50 Socially Responsible Corporations in Canada in a report compiled by Sustainalytics in 2013.

To view Teck’s 2012 Sustainability Report, go to http://tecksustainability.com

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. The pursuit of sustainability guides Teck’s approach to business. Teck is building partnerships and capacity to confront sustainability challenges within the regions in which it operates and at the global level. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK. More information about Teck can be found at www.teck.com.

Investor Contact: Greg Waller Vice President, Investor Relations and Strategic Analysis Tel.: 604.699.4014 E-mail: greg.waller@teck.com
Media Contact: Chris Stannell Senior Communications Specialist Tel.: 604.699.4368 E-mail: chris.stannell@teck.com